Exhibit 99.1

Cellectis Announces Strategic Collaboration and

Investment Agreements with AstraZeneca

•	Collaboration leverages Cellectis’ gene editing technologies and manufacturing capabilities to develop up to 10 novel cell & gene therapy candidate products

•	Cellectis to receive up to $245M in cash (up to $220M equity investment and $25M upfront payment), with potential for additional milestones, plus tiered royalties

New York, NY – November 1, 2023 – Cellectis (Euronext Growth: ALCLS – NASDAQ: CLLS) today announced it has entered into (i) a Joint Research Collaboration Agreement (the “Collaboration Agreement”), (ii) an investment agreement relating to an initial equity investment of $80M, and (iii) a memorandum of understanding (the “MOU”) relating to an additional equity investment of $140M, with AstraZeneca (LSE/STO/Nasdaq: AZN). The Collaboration Agreement aims to accelerate the development of next generation therapeutics in areas of high unmet need, including oncology, immunology and rare diseases.

Under the terms of the Collaboration Agreement, AstraZeneca will leverage Cellectis’ proprietary gene editing technologies and manufacturing capabilities to design novel cell and gene therapy candidate products. As part of the Collaboration Agreement, 25 genetic targets have been exclusively reserved for AstraZeneca, from which up to 10 candidate products could be explored for development. AstraZeneca will have an option for a worldwide exclusive license on the candidate products, to be exercised before IND filing.

Pursuant to the Collaboration Agreement, Cellectis’ research costs under the collaboration will be funded by AstraZeneca and Cellectis will receive an upfront payment of $25M. Under the terms of the Collaboration Agreement, Cellectis is also eligible to receive an investigational new drug (IND) option fee and development, regulatory and sales-related milestone payments, ranging from $70M up to $220M, per each of the 10 candidate products, plus tiered royalties.

As a condition to the signing of the Collaboration Agreement, AstraZeneca has agreed to make an initial equity investment of $80M in Cellectis by subscribing for 16,000,000 ordinary shares, at a price of $5.00 per share (the “Initial Investment”). The new shares are issued to AstraZeneca by the board of directors of Cellectis pursuant to the 17th resolution of Cellectis’ shareholders meeting held on June 27, 2023. Following settlement and delivery of the new shares (expected to be on November 6, 2023), AstraZeneca will own approximately 22% of the share capital, and 21% of the voting rights of the Company, will have the right to nominate a non-voting observer on the board of directors of Cellectis, and will have the right to participate pro rata in Cellectis’s future share offerings.

Additionally, the MOU contemplates that AstraZeneca will make a potential further equity investment in Cellectis of $140M by subscribing for two newly created classes of convertible preferred shares of Cellectis: 10,000,000 “class A” convertible preferred shares and 18,000,000 “class B” convertible preferred shares, in each case at a price of $5.00 per share (the “Additional Investment”). Until they convert into ordinary shares, the “class A” convertible preferred shares would have single voting rights and would not carry any double voting right at any moment, and the “class B” would carry no voting rights except on any distribution of dividends or reserves. Both class of preferred shares would enjoy a liquidation preference (if any liquidation surplus remains after repayment of Cellectis’ creditors and of par value to all shareholders) and would be convertible into the same number of ordinary shares with the same rights as the outstanding ordinary shares. The MOU is non-binding and the Additional Investment remains to be confirmed by both parties following a consultation process with Cellectis’ works council. If confirmed, the closing of the Additional Investment will remain subject to (i) Cellectis’ shareholders’ approval at a two-thirds majority of the votes cast by voting shareholders, (ii) clearance of such investment from the French Ministry of Economy according to the foreign direct investment French regulations, and (iii) other customary closing conditions. Immediately following the Additional Investment, it is anticipated that AstraZeneca would own approximately 44% of the share capital of the Company and 30% of the voting rights of the Company (based on the number of voting rights outstanding immediately after the completion of the Initial Investment) and would have the right to nominate two directors to the board of directors of Cellectis. Further, certain business decisions are subject to AstraZeneca’s approval, including, in particular, winding up any company of the Cellectis group, issuing securities senior to or pari passu with the convertible preferred shares or any shares without offering AstraZeneca the option to purchase its pro rata share of such securities (subject to customary exceptions, including issuances under employee equity incentive plans), declaring or paying dividends, prepaying indebtedness before due, and disposing of any material assets concerning gene editing tools or manufacturing facilities and selling, assigning, licensing, encumbering or otherwise disposing of certain material IP rights.

Cellectis will use the proceeds received from the Collaboration Agreement and the proposed equity investments to develop gene editing tools, for research and development expenses incurred in developing its programs, and other general corporate purposes. Cellectis’ clinical-stage assets, UCART22, UCART123 and UCART20x22 will remain under Cellectis’ ownership and control.

André Choulika, PhD, Chief Executive Officer of Cellectis, said: “We believe AstraZeneca is the perfect match to Cellectis by providing world-class expertise in the development and the commercialization of innovative medicines. This collaboration will allow us to leverage our pioneering research in gene editing and cell therapies, as well as our cutting-edge capabilities in manufacturing with the ambition to bring potentially life-saving therapies to patients with unmet medical need.”

Marc Dunoyer, Chief Strategy Officer, AstraZeneca, and Chief Executive Officer, Alexion, AstraZeneca Rare Disease, said: “The differentiated capabilities Cellectis has in gene editing and manufacturing complement our in-house expertise and investments made in the past year. AstraZeneca continues to advance our ambition in cell therapy for oncology and autoimmune diseases as well as in genomic medicine, which has potential to be transformative for patients with rare diseases.”

In the absence of a public offering, no prospectus will be established in France or outside of France in connection with the Initial Investment or Additional Investment.

About Cellectis

Cellectis is a clinical-stage biotechnology company using its pioneering gene-editing platform to develop life-saving cell and gene therapies. Cellectis utilizes an allogeneic approach for CAR-T immunotherapies in oncology, pioneering the concept of off-the-shelf and ready-to-use gene-edited CAR T-cells to treat cancer patients, and a platform to make therapeutic gene editing in hemopoietic stem cells for various diseases. As a clinical-stage biopharmaceutical company with over 23 years of experience and expertise in gene editing, Cellectis is developing life-changing product candidates utilizing TALEN®, its gene editing technology, and PulseAgile, its pioneering electroporation system to harness the power of the immune system in order to treat diseases with unmet medical needs. Cellectis’ headquarters are in Paris, France, with locations in New York, New York and Raleigh, North Carolina. Cellectis is listed on the Nasdaq Global Market (ticker: CLLS) and on Euronext Growth (ticker: ALCLS).

Cautionary Statement

This press release contains certain “forward-looking” statements within the meaning of applicable securities laws, including the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words such as “additional”, “aim”, “continue”, “could”, “drive”, “enable”, “expect”, “further”, “look forward”, “may”, “ongoing”, “potential”, “promise”, “realize”, “subject to”, “success-based”, “up to”, “will”, and “would” or the negative of these and similar expressions. These forward-looking statements, which are based on our management’s current expectations and assumptions and on information currently available to management, include statements about the potential payments for which Cellectis is eligible under the Collaboration Agreement; the possible size of the proposed equity investment by AstraZeneca; and the financial position of Cellectis. Such forward-looking statements are made in light of information currently available to us and based on assumptions that Cellectis considers to be reasonable. However, these forward-looking statements are subject to numerous risks and uncertainties, including with respect to the risk that conditions to closing, including necessary regulatory approvals, are not satisfied in a timely manner or at all; the risks arising from Cellectis’s reliance on AstraZeneca to conduct certain development and commercialization activities, including the potential for disagreements or disputes under the Collaboration Agreement; the risk that AstraZeneca may exercise its discretion in a manner that limits the resources contributed toward the development of certain projects under the Collaboration Agreement or may exercise its faculty to terminate without cause the Agreement; the risk that subsequent studies and ongoing or future clinical trials may not generate favorable data; and the risk that the Company may not be able to secure additional capital on attractive terms, if at all. Furthermore, many other important risks factors and uncertainties, including those described in our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the SEC) on March 14, 2023 under “Risk Factors” (copies of which are available on www.cellectis.com), may adversely affect such forward-looking statements and cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons why actual results could differ materially from those anticipated in the forward-looking statements, even if new information becomes available in the future.

For further information on Cellectis, please contact:

Media contact:

Patricia Sosa Navarro, Chief of Staff to the CEO, +33 (0)7 76 77 46 93, media@cellectis.com

Investor Relations contacts:

Arthur Stril, Chief Business Officer, +1 (347) 809 5980, investors@cellectis.com

Ashley R. Robinson, LifeSci Advisors, +1 617 430 7577